K Wave Media Ltd.
C/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

November 22, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Rebekah Reed
Erin Jaskot

RE:	K Wave Media Ltd.
Amendment No. 8 to Registration Statement on Form F-4
Filed October 25, 2024
File No. 333-278221

Dear Ms. Reed and Mr. Jaskot:

On behalf of K Wave Media Ltd. (“K Wave” or the “Company”), we are responding to the letter from the staff of the Division of Corporation Finance Office of Trade & Services (the “Staff”) dated November 12, 2024 (the “Comment Letter”) regarding K Wave’s Amendment No. 9 to Registration Statement on Form F-4 filed with the SEC on October 26, 2024 (the “Registration Statements”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 10 to the Registration Statement on Form F-4 (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Amended Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Amended Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

For ease of reference, the text of the Division of Corporation Finance Office of Trade & Services’ comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 9 to Registration Statement on Form F-4 filed October 25, 2024

Questions and Answers About the Business Combination and the Special Meeting

Will I experience dilution as a result of the Business Combination?, page 10

1. It appears the exchange of 59,000,000 PubCo shares for 193,367 K Enter shares is as follows: 15,673,162 for 51,367 (conversion ratio 305.1) regarding the Six Korean Entities, 40,798 for 40,798 (conversion ratio 1) regarding preferred stock, 366,753 for 1,202 regarding Lodestar issued September 29,2024 (conversion ratio 305.1), 1,524,681 for 4,997 regarding GF Korea (conversion ratio 305.1). From this it appears there are 41,394,606 remaining PubCo shares to be exchanged for 95,003 remaining K Enter shares, a conversion ratio of 435.7. Please advise if our understanding of these exchanges is correct. If our understanding is correct, explain to us and disclose as appropriate the rationale for the apparent remaining PubCo/K Enter shares exchange ratio of 435.7 and why it is different from the conversion ratio of 305.1 for the other noted exchanges. Also, tell us if there is any relationship between the 95,003 remaining K Enter common shares to be exchanged for PubCo shares referred to above to the 94,279 K Enter common shares outstanding at June 30, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and responds below. In connection the acquisition of K Enter by K Wave Media, Ltd. (“K Wave”) pursuant to the Business Combination, K Wave will issue the stockholders of K Enter 59,000,000 K Wave ordinary shares in exchange for 193,3671 K Enter shares of common stock based on a conversion ratio of 305.1192809 :1.

We note the shares of K Enter Preferred Stock will convert to shares of K Enter common stock on a 1 for 1 basis upon the closing of the Business Combination. The shares of K Enter common stock issued to the holders of Preferred Stock will receive K Wave ordinary shares at the closing of the Business Combination based on a conversion ratio of 305.1192809 :1

Based on the conversion ratio of 305.1192809 :1 in connection with the Business Combination the 59,000,000 K Wave ordinary shares will be issued as follows:

(i) 30,878,682 K Wave Ordinary shares issued in exchange for 101,202 shares of K Enter common stock owned by the currently existing stockholders of K Enter, including, the 4,997 shares of K Enter common stock owned by GF Korea and the 1,202 shares of K Enter common stock owned by Lodestar USA;

(ii) 12,448,256 K Wave Ordinary shares issued in exchange for 40,798 shares of K Enter common stock owned by the Preferred Stock owners after the conversion of the 40,798 shares of Preferred Stock into shares of K Enter common stock upon consummation of the Business Combination; and

(iii) 15,673,062 K Wave Ordinary shares to be issued in exchange for 51,367 shares of K Enter common stock that will be owned by the owners of Six Korean Entities following K Enter acquisition of the controlling equity interests in the Six Korean Entities.

With respect to the Staff’s question, “Also, tell us if there is any relationship between the 95,003 remaining K Enter common shares to be exchanged for PubCo shares referred to above to the 94,279 K Enter common shares outstanding at June 30, 2024,” the Company notes there is no relationship between the subtotal of 95,003 remaining K Enter common shares to be exchanged for PubCo shares referred to above to the 94,279 weighted average number of shares of K Enter common stock outstanding reported as of June 30, 2024.

The Company has addressed the Staff’s comment at pages 11, 12, 256, 272, 284 and 301 of the Amended Registration Statement.

[1]	We note this number is subject to change based on the actual number of shares of K Enter common stock to be issued to the owners of the Six Korean Entities in connection with the closing of the equity purchase agreements, because the actual number of K Enter shares of common stock to be issued will be based on the KRW / USD exchange rate the day prior to the closing of the equity purchase agreements.

2. In your response to prior comment 3 you stated all treasury shares of K Enter would be issued. The number of treasury shares at both December 31, 2023 and June 30, 2024 is 5,721. You disclose in the filing a total of 7,097 treasury shares were issued - 1,932 on August 31, 2024 for employee services rendered, 168 on September 30, 2024 for services rendered, and 4,997 on September 25, 2024 to GF Korea. Please reconcile the shares issued from treasury after June 30, 2024 to the shares in treasury at June 30, 2024 with a schedule showing the subsequent disposition of all treasury shares held at June 30, 2024. Additionally, explain to us how the 5,165 shares of treasury shares held post September 13, 2024 stated in your response to prior comment 3 relate to the shares held at and issued after June 30, 2024.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the number of treasury shares held by K Enter as of December 31, 2023 and June 30, 2024 was 5,721. On August 31, 2024 Taewoo Kim (a former employee of K Enter) and Jun Jong (the CFO of K Enter) each surrendered 688 shares of K Enter common stock which resulted in 7,097 shares of common stock held in treasury. Subsequently, on August 31, 2024, K Enter issued 1,932 shares of K Enter common stock to Jae Ha Lee, an employee of K Enter, for services rendered and to be rendered, which resulted in 5,165 shares of common stock held in treasury.

On September 24, 2024, K Enter entered into an agreement with GF Korea, Inc. pursuant to GF Korea assumed the responsibility to pay approximately $8.52 million in fees that K Enter owed to various services providers in exchange for the issuance of 4,997 shares of K Enter common stock from K Enter’s treasury shares. Finally, on September 30, 2024, K Enter issued 168 shares of K Enter common stock to Tan, Chin Hwee, a director, Executive Chairman and Interim CEO of K Enter, for services rendered and to be rendered, from K Enter’s treasury shares.

Below is a table setting forth K Enter’s treasury share holdings from June 30, 2024 through September 30, 2024.

Date	Treasury Shares (Issued) / Received	Total Shares in Treasury
June 30, 2024	-	5,721 shares
August 31, 2024	688 shares	6,409 shares
August 31, 2024	688 shares	7,097 shares
August 31, 2024	(1,932) shares	5,165 shares
September 24, 2024	(4,997) shares	168 shares
September 30, 2024	(168) shares	0 shares

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination

K Enter Holdings Inc., page 19

3. Refer to the discussion of the financial projections and other information underlying the Second Fairness Opinion in this section, particularly the statement that such projections “vary significantly from the actual results achieved in 2023.” As it appears from the interim financial results of the Six Korean Entities for the six months ended June 30, 2024 that many are not on track to meet projected results for 2024, please update your disclosure to highlight this fact and provide examples. For example, we note your disclosure at page 220 that Play Company’s operating results for the first half of the year represent only 14.9% of forecasted revenues for 2024. Make conforming revisions where the projections are discussed at pages 37 and 120-121. Please also confirm whether your statements relating to the reliability of the projections continue to be accurate, such as the statement on page 21 that Global Star’s board of directors has determined that no purchase price adjustment is appropriate due to the expected decline in projected 2024 financial results of operations.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 20, 21, 37 and 120 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of K Enter

Note 15. Subsequent Events, page 215

4. In regard to the exhibits filed in response to prior comment 5, please provide us with a list of the amounts and parties associated with the $8.52 million fee liability relieved.

Response: The Company respectfully acknowledges the Staff’s comment and responds that Annex 1 to the Exhibit 10.58, which was previously filed, specifically sets out the amounts and parties associated with the $8.52 million fee liability relieved. The Company has set forth the amounts and parties associated with the $8.52 million fee liability relieved in table format below.

Name of Consultant/Advisor	Fee Liability Relieved (USD)
1. KPMG Korea
i. Deal Success Fee	6,666,667
ii. Tax Services	245,833
iii. Valuation Services	526,250
KPMG Korea Total	7,438,750
2. Lee & Ko LLC	1,000,000
3. BAE, KIM & LEE LLC	83,333
Total Fee Liability Relieved	8,522,083

The Company refers the Staff to Annex 1 of Exhibit 58 attached to the Registration Statement. The Company also refers the Staff Exhibits 10.62, 10.63, 10.64 and 10.65 attached to the Registration Statement which are the release agreements related to the $8.52 million fee liability relieved.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 5 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined

Balance Sheet as of [December 31, 2023], page 287

5. Please provide us with and disclose details and the source of the 688 shares issued after June 30, 2024 disclosed in note Y on page 293 and its impact on the number of shares of PubCo exchanged for K Enter shares.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the source of the 688 shares of K Enter common stock “issued” after June 30, 2024, were transferred by Mina Kim (a co-founder of K Enter) to Jihun Byun (the Chief Accounting Officer of K Enter) for services rendered to K Enter. Although the 688 shares were transferred by Mina Kim, K Enter recorded share based compensation expense related to the transfer in accordance with ASC 718. The Company has added disclosure to address the Staff’s comment at pages 298 and 300 of the Amended Registration Statement.

General

6. We note that disclosure at page 12 and elsewhere reflects an increase in the number of Pubco shares outstanding following the business combination under a no additional redemption scenario from 64,185,053 shares to 64,284,823 shares. However, the cover page of the prospectus and legal opinion still state that 64,185,053 shares of Pubco common stock are being registered. Please revise or explain the inconsistency. If the number of shares being registered has increased, file a new legal opinion that covers all such shares and ensure that sufficient filing fees have been paid.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has addressed the Staff’s comment at pages 11, 12, 272, 284, 301, 302 and 303 of the Amended Registration Statement. The Company confirms that is has previously paid filing fees in amount sufficient to cover the registration of all securities listed in the Amended Registration Statement. The Company has also filed a revised legal opinion as Exhibit 5.1 and a revised Exhibit 107 to the Amended Registration Statement.

Please call Daniel Nunn of Nelson Mullins Riley & Scarborough LLP at (904) 665-3601 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Thank you.

Very truly yours,

/s/ Anthony Ang
Name:	Anthony Ang
Title:	Chairman

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.

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